                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.   )*


                           GUMTECH INTERNATIONAL INC.
                           __________________________
                                (Name of Issuer)

                    COMMON STOCK PURCHASE WARRANTS 00/00/01
                    _______________________________________
                         (Title of Class of Securities)

                                  402803-11-8
                                 ______________
                                 (CUSIP Number)


                            WALTER BROWN RUSSELL III
               519 N. JAMES STREET, FLAGSTAFF, AZ  (520) 779-6210
               _______________________________________________________

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                    11-13-96
                                    ________

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



CUSIP NO.   402803 11 8                                    PAGE  2  OF  3  PAGES
            -----------                                         ---    ---


-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Walter Brown Russell III      ###-##-####

-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A) |X|
                                                                        (B) / /
            Financial Freedom Fund General Partner
            Miura Fund
            Miura Fund II

-------------------------------------------------------------------------------
    3       SEC USE ONLY


-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC, PF, OO - Limited Partners

-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                          /_/


-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.
-------------------------------------------------------------------------------
          NUMBER OF                7       SOLE VOTING POWER
           SHARES
        BENEFICIALLY                       11,550 Warrants
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
                                   --------------------------------------------
                                   8       SHARED VOTING POWER

                                           3,100 Warrants
                                   --------------------------------------------
                                   9       SOLE DISPOSITIVE POWER

                                           11,550 Warrants
                                   --------------------------------------------
                                   10      SHARED DISPOSITIVE POWER

                                           6,595 Warrants
-------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            18,145 Warrants
-------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                        /_/


-------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            .03%
-------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
   14
            IN, PN, CO

-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.   )*


                           Gumtech International Inc.
                           __________________________
                                (Name of Issuer)

                           No Par Value Common Stock
                           _________________________
                         (Title of Class of Securities)

                                  402803-10-0
                                 ______________
                                 (CUSIP Number)


                            Walter Brown Russell III
               519 N. James Street, Flagstaff, AZ 86001 (520) 779-6210
               _______________________________________________________

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                November 13, 1996
                                _________________

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO.   402603-10-0                                   PAGE  2  OF  3  PAGES
            -----------                                        ---    ---

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Walter Brown Russell III

            ###-##-####
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (A) /X/
                                                                       (B) /_/
            Financial Freedom Fund
            Miura Fund              >  General Partner
            Miura Fund II

-------------------------------------------------------------------------------
    3       SEC USE ONLY


-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC, PF, 00 - Limited Partners
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                          /_/


--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.
--------------------------------------------------------------------------------
          NUMBER OF                7       SOLE VOTING POWER
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH                           226,465 Shares
          REPORTING
           PERSON
            WITH
                                   --------------------------------------------
                                   8       SHARED VOTING POWER

                                           9,100 Shares
                                   --------------------------------------------
                                   9       SOLE DISPOSITIVE POWER

                                           226,465 Shares
                                   --------------------------------------------
                                   10      SHARED DISPOSITIVE POWER

                                           58,728 Shares
-------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            285,193 Shares
-------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         /_/


-------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.8%
--------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*

            IN, PN, CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 5. Interest in Securities of the Issuer

(a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

(b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

(c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D (Section 240.13d-191), whichever is less, by the persons named in response to paragraph (e).

        Instruction. The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) the identity of the person covered by Item 5(c) who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.

(d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

        Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(l) and the note thereto.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Item 7. Material to Be Filed as Exhibits

        The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(f) (Section 240.13d-1(f) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or profit, or the giving or withholding of any proxy as disclosed in Item 6.

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
        December 2, 1996                    /s/ Walter Brown Russell III
--------------------------------------   -------------------------------------
                Date                                Signature
                                                    President
                                         -------------------------------------
                                                    Name/Title